Paul D. Freshour Paul_Freshour@aporter.com

703.720.7008
703.720.7399 Fax

Suite 900
1600 Tysons Boulevard
McLean, VA 22102-4865

April 20, 2006
Via EDGAR
Mr. Mark S. Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BB&T Corporation Pre-Effective Amendment Number 2 to Registration Statement on Form S-4 Filed on April 12, 2006 File Number 333-132044
Ladies and Gentlemen:
     On behalf of BB&T Corporation (“BB&T”), on April 20, 2006 we have filed via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 to its Registration Statement on Form S-4. BB&T and Main Street Banks, Inc. (“Main Street”), have authorized us to make the various factual representations contained in this letter.
     We have provided below a response to each of the items set forth in your April 19, 2006 letter (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments of the Comment Letter.
Risk Factors, page 24
1.	Please delete “The value of Main Street Common Stock . . .” and “The Merger Agreement Limits Main Street’s Ability . . .” They do not state risks of entering into the transaction.
     The two “Risk Factors” identified in the comment have been deleted from pages 14 and 15 of the revised proxy statement/prospectus.

Washington, DC	New York	London	Brussels	Los Angeles	Century City	Northern Virginia	Denver

Mr. Mark S. Webb
April 20, 2006

The Merger, page 21
2.	Please delete the language in the second sentence of the second paragraph on page 22 beginning , “and does not represent.” Since the information in the table referred to deals with projected financial results and financial condition and not valuations, the sentence is inappropriate.
     Main Street has advised us that it believes that the language “and does not represent management’s current views or estimates” is appropriate because of the nature of the projected financial information in the table. The remainder of the sentence referenced in the comment has been deleted. See page 22 of the revised proxy statement/prospectus.
Main Street’s Reasons for the Merger, page 25
3.	As previously requested the board should specifically note each line item analysis underlying the Burke Capital opinion that does not appear to support its recommendation and state why, in light of those analyses, it is recommending the transaction.
     Disclosure responsive to this comment has been added under the heading “Main Street’s Reasons for the Merger” on page 26 of the revised proxy statement/prospectus.
4.	Please clarify the factors on tangible book value and market price so that the basic information is in the factor.
     Disclosure responsive to this comment has been added under the heading “Main Street’s Reasons for the Merger” on pages 25 and 26 of the revised proxy statement/prospectus.
* * * * * * *

Mr. Mark S. Webb
April 20, 2006

     We hope this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of BB&T’s responses to the Comment Letter, please contact the undersigned at (703) 720-7008.
Sincerely,
/s/ Paul D. Freshour
Paul D. Freshour

cc:	William Friar Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549